OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0209452    BARCLAYS BANK PLC

**ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED**

| | |
|---|---|
| **FIRST NAME:** | JUDITH |
| **LAST NAME:** | ROMAINE |
| **TITLE:** | |
| **STREET ADDRESS 1:** | 745 7TH AVENUE |
| **STREET ADDRESS 2:** | |
| **STREET ADDRESS 3:** | |
| **CITY:** | NEW YORK |
| **STATE:** | NEW YORK |
| **PROVINCE:** | |
| **COUNTRY:** | UNITED STATES |
| **ZIP CODE:** | 10019 |
| **PHONE NUMBER:** | 212-526-4182 |
| **FAX NUMBER:** | |
| **E-MAIL ADDRESS:** | JUDITH.ROMAINE@BARCLAYS.COM |
| **FILED BY:** | COSTAM |
| **FILED ON:** | 7/30/2014 3:36:34 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the

answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.